Exhibit 1
                                                                       ---------

For Immediate Release                                                4 June 2007


                                  Announcement

WPP has  submitted  the  2006  Annual  Report  and  Accounts  to the UK  Listing
Authority.

The Report will be available for inspection at the UK Listing Authority's Document Viewing Facility situated at :-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

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